UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38781

HEXO Corp.
(Translation of registrant’s name into English)

3000 Solandt Road
Ottawa, Ontario, Canada K2K 2X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Exhibits 99.1 and 99.2 included with this Report on Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-228924).

Exhibit	Description
99.1	Condensed interim consolidated financial statements for the three and six months ended January 31, 2020 and 2019
99.2	Management’s Discussion and Analysis for the three and six months ended January 31, 2020
99.3	Form 52-109F2 — Certification of Interim Filings - CEO
99.4	Form 52-109F2 — Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: March 30, 2020	/s/ Sebastien St-Louis
President and Chief Executive Officer